Exhibit 99.1

Ballard Subsidiary Protonex' Power Manager Product Receives Go-Ahead For Full Rate Production By U.S. Army

VANCOUVER and SOUTHBOROUGH, MA, Sept. 25, 2017 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) and the Company's wholly owned subsidiary – Protonex Technology Corporation ("Protonex") – today announced that the U.S. Army Program Executive Office Soldier (PEO-Soldier) has received signature approval for its Mobile Soldier Power Program of Record to full rate production status, commonly known as "Milestone C".

This Program of Record includes a number of new devices focused on improving power and energy management on and around the soldier, including Protonex' Squad Power Manager Kit (SPM-622), conformal wearable batteries, and man-worn power and data distribution devices, such as Protonex' Vest Power Manager family.

"With the digitization of the battlefield, the U.S. military identified a capability gap in energy and power management for its increasing array of electronic devices," said Paul Osenar, President of Protonex. "Our Squad Power Manager is one of the solutions that fill this gap. Lightening the load of troops by eliminating many of the batteries, adapters and chargers they carry was a requirement that we identified years ago. We are excited to work with the Army to provide innovative and practical power solutions like our Squad Power Manager. The Milestone C designation now enables the U.S. Army to field the SPM-622 as part of the Mobile Soldier Power Program of Record in significant volume."

The SPM-622 is a tough, versatile and agile power management device, weighing less than a pound and enabling military forces to manage and prioritize power use for various electronics devices – including portable radios, GPS systems, Medical and EOD equipment, and computers – from any available power source. In addition, the SPM-622's ability to scavenge from vehicles, other batteries, solar panels and other energy sources allows military units to recharge mission essential batteries when resupply is unavailable or delayed. As a result, the U.S. Department of Defense and Allied militaries have deployed more than 5,500 Protonex SPM Power Manager Kits through the limited production phase of the program.

The small, light and intelligent SPM-622 system increases mobility and flexibility of the warfighter. The product fulfills a U.S. Army requirement that has been validated by deployed units engaged in combat operations in austere environments, delivering a number of high-priority benefits to military end-users that include: reliable power for a variety of electronic devices, including equipment for communications, medical, explosive ordinance detection and directed fires; lightened load due to reduced battery burden; reduced logistical strain in remote locations or austere environments as a result of the lower quantity and variety of batteries needed; increased energy independence; and increased operational and mission effectiveness.

The SPM-622 Squad Power Manager was developed by Protonex and is manufactured at production facilities located in Southborough, Massachusetts.

About Protonex
Protonex is a leading provider of advanced power management and fuel cell solutions for portable, remote and mobile applications.  With a wide range of technical expertise and an expanding intellectual property portfolio, Protonex is well positioned to deliver high-performance, low-cost power solutions to military, commercial and consumer customers. On October 1, 2015, Protonex became a wholly owned subsidiary of Ballard Power Systems. Protonex remains a U.S. corporation headquartered in Southborough, MA. The full range of the PTX series of power management solutions from Protonex can be seen at www.PTXnomad.com

Further information: Lawrence Holsworth +1.508.490.9960 x228; lawrence.holsworth@protonex.com

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product performance, customer benefits and market demand for our products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Further Information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Protonex: Lawrence Holsworth +1.508.490.9960 x228; lawrence.holsworth@protonex.com; Ballard Power Systems: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 00:15e 25-SEP-17